NORTHERN LIGHTS FUND TRUST

80 Arkay Drive

Hauppauge, New York 11788

James Ash

Secretary

Direct Telephone: (631) 470-2619

Fax: (631) 813-2884

E-mail: jamesa@geminifund.com

April 12, 2013

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn : Kathy Churko

(202) 551-6387

RE:

SouthernSun Small Cap Fund, CWC Small Cap Aggressive Value Fund, Bandon Isolated Fixed Income Fund, Navigator Equity Hedged Fund, Wintrust Capital Funds, Wade Tactical L/S Fund,  Generations Multi-Strategy Fund, KCM Macro Trends Fund, Altrius Small Cap Value Fund, Tatro Capital Tactical Appreciation Fund, Northern Lights Fund Trust (the “Registrant”)

File Nos. 333-122917; 811-21720

Dear Ms. Churko:

On behalf of the Registrant, this letter responds to the comments you provided by telephone to James Colantino on Monday, December 10, 2012 and Thursday, February 28, 2013, with respect to the above-referenced Funds.  Your comments are set forth below, and each is followed by the Registrant’s response.

General

Comment 1:

Please confirm that the Trust has a joint fidelity bond policy covering all the Funds, including SouthernSun Small Cap, and such policy was filed with the SEC in a timely manner.  Additionally, such filing should contain a statement as to the premium each Fund would have paid individually.

Response:

As per the Trust’s recent EDGAR filing on Form 40-17G (SEC Accession No. 0000910472-13-000032), Northern Lights Fund Trust maintains a Joint Fidelity Bond that covers all series of the Trust, including SouthernSun Small Cap Fund.  Northern Lights Fund Trust’s Fidelity Bond was filed timely as the Trust received such policy on January 2, 2013, which was filed with the SEC via EDGAR on January 4, 2013.  Going forward, the Trust shall include a statement in future filings on Form 40-17G as to the premium each registrant would have paid had it obtained a fidelity bond separately.

SouthernSun Small Cap N-CSR dated 9/30/11

Comment 1:

With respect to Management’s Discussion of Fund Performance (“MDFP”), the September 30, 2011 performance figures appear to be inconsistent with those of the performance table below the “Growth of a $10,000 Investment” graph.  Please explain.

Response:

While the performance of the Russell 2000 Index for the one-year period ended September 30, 2011 was properly shown as being down 3.53% in the paragraph discussing the Investor Class, it was incorrectly shown as being up 3.53% in the paragraph discussing the Institutional Class.  The table under the “Growth of a $10,000 Investment” graph had the correct performance figure.  A more thorough review and reconciliation of performance figures will be done in order to avoid such an issue in the future.

Comment 2:

Based on a review of the September 30, 2012 investments, the Fund appears to be operating as a diversified fund when the prospectus states that the Fund is non-diversified.  Please confirm that the Fund is in compliance with Section 13a-1 of the Investment Company Act of 1940 if the Fund has operated in a diversified manner for more than 3 years.

Response:

The Fund has operated as a non-diversified company during certain periods of time within the most recent 3 years.  Gemini Fund Services, LLC, has implemented procedures to monitor compliance with respect to this rule for those funds registered as non-diversified.

CWC Small Cap Aggressive Value Fund N-CSR dated 9/30/11

Comment 1:	The website on the cover of the report has a link to the outdated 2010 prospectus.
Response:	The current version of the prospectus, dated January 29, 2013, has been posted to the fund’s website.
Comment 2:

With respect  to the MDFP, insufficient discussion was provided to comply with the reporting requirements, under ITEM 27 (b)(7)(i) of Form N-1A, namely with respect to a discussion of the investment strategies and techniques used by the Fund’s investment adviser during the reporting period.

Response:

In future N-CSR filings, the Adviser will be asked to discuss in greater detail the investment strategies and techniques used in managing the Funds’ portfolio during the period of time covered by the report.  Additionally, in an effort to further improve our procedures, Northern Lights Distributors LLC and Gemini Fund Services LLC will be hosting an upcoming webinar with the objective of educating all clients on the SEC and FINRA requirements of a shareholder letter.

Wade Tactical Long/Short N-CSR dated 7/31/12

Comment 1:	As of July 31, 2012, there were no short positions held within the Fund. Please explain how this is consistent with the Fund’s name?
Response:	The Fund held investments in Short/Inverse ETF Funds as of July 31, 2012. The Fund commenced selling securities short in February 2013.
Comment 2:

With respect  to the MDFP, insufficient discussion was provided to comply with the reporting requirements, under ITEM 27 (b)(7)(i) of Form N-1A, namely with respect to a discussion of the investment strategies and techniques used by the Fund’s investment adviser during the reporting period.

Response:

In future N-CSR filings, the Adviser will be asked to discuss in greater detail the investment strategies and techniques used in managing the Funds’ portfolio during the period of time covered by the report.  Additionally, in an effort to further improve our procedures, Northern Lights Distributors LLC and Gemini Fund Services LLC will be hosting an upcoming webinar with the objective of educating all clients on the SEC and FINRA requirements of a shareholder letter.

Bandon Isolated Fixed Income Fund N-CSR dated 9/30/11

Comment 1:	In Note 4, the expiration date of the amounts reimbursed by the Advisor for the fiscal period ended September 30, 2011 appears to be incorrect.
Response:

The expiration date of the amounts reimbursed for the fiscal period ended September 30, 2011 was incorrectly disclosed as March 31, 2015 instead of September 30, 2014.  The September 30, 2012 N-CSR, filed December 10, 2012, accurately discloses the expiration dates.

Comment 2:	The Portfolio Turnover section of the January 13, 2012 prospectus should include a description on the impact to performance for a higher portfolio turnover.
Response:	The Portfolio Turnover risk disclosure will be expanded in future filings to include the impact to performance of a higher portfolio turnover rate.

Navigator Equity Hedged Fund N-CSR dated 9/30/11

Comment 1:

With respect  to the MDFP, insufficient discussion was provided to comply with the reporting requirements, under   ITEM 27 (b)(7)(i) of Form N-1A, namely with respect to a discussion of the investment strategies and techniques used by the Fund’s investment adviser during the reporting period.

Response:

In future N-CSR filings, the Adviser will be asked to discuss in greater detail the investment strategies and techniques used in managing the Fund’s portfolio during the period of time covered by the report.  Additionally, in an effort to further improve our procedures, Northern Lights Distributors LLC and Gemini Fund Services LLC will be hosting an upcoming webinar with the objective of educating all clients on the SEC and FINRA requirements of a shareholder letter.

KCM Macro Trends Fund N-CSR dated 4/30/12

Comment 1:	Explain the difference between the two “Growth of $10,000” line graphs contained in the report.
Response:

The graph in the shareholder letter was provided by the advisor using data provided by Morningstar to show performance versus a second benchmark- Morningstar Multialternative.  The second graph located on the performance page was produced by GFS using data from our internal performance reporting system.  The small differences are due to rounding.  The returns in the tables accompanying the graphs are in agreement.  Future N-CSR filings will contain ending dollar values that are consistent across graphs.

Generations Multi-Strategy Fund N-CSR dated 7/31/12

Comment 1:

Based on a review of the September 30, 2012 investments, the Fund appears to be operating as a diversified fund when the footnotes to the annual report states that the Fund is non-diversified.  Please confirm that the Fund is in compliance with Section 13a-1 of the Investment Company Act of 1940 if the Fund has operated in a diversified manner for more than 3 years.

Response:

The Fund is registered as a diversified fund, as disclosed in the Statement of Additional Information.  However, the footnotes to the annual report incorrectly report the Fund as being non-diversified.  Although Generations Multi-Strategy Fund was liquidated on December 14, 2012, we will make certain that all such shareholder report disclosures are accurate for the other funds in the Trust.

Comment 2:	Please explain the impact on the Fund of the cease-and-desist proceedings against the Fund’s sub-advisor, FocusPoint Solutions, Inc.
Response:

The cease-and-desist order and accompanying monetary penalties, which were fully disclosed in the July 31, 2012 annual report, had no impact on the ability of FocusPoint Solutions, Inc. to service the Fund in its capacity as sub-advisor.  Unrelated to the cease-and-desist order, the Fund was liquidated on December 14, 2012.

Tatro Capital Tactical Appreciation N-CSR dated 3/31/12

Comment 1:

As of September 30, 2012, the Fund was fully invested.  However, at March 31, 2012 and June 30, 2012, the Fund was more heavily invested in money market funds.  Does the Fund expect to remain fully invested and, if not, how is that consistent with the prospectus?

Response:	The Adviser to the Fund has elected to assume a defensive posture during certain times during the period reviewed. As of March 31, 2013, the Fund is fully invested.
Comment 2:

In the MDFP, it states that the Fund outperformed the general averages throughout 2011 from the May 6, 2011 inception date.  This does not appear to be the case based on a review of the Growth of $10,000 Investment graph.  Please explain.

Response:	For the period May 6, 2011 through December 31, 2011 the Fund’s total return was 1.97% while the S&P 500 total return was (4.77)%.
Comment 3:

With respect  to the MDFP, insufficient discussion was provided to comply with the reporting requirements, under   ITEM 27 (b)(7)(i) of Form N-1A, namely: “Discuss the factors that materially affected the Fund’s performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Fund’s investment adviser.”

Response:

In future N-CSR filings, the Adviser will be asked to discuss in greater detail the factors that materially affected the Fund’s performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Adviser in managing the Funds’ portfolios.  Additionally, in an effort to further improve our procedures, Northern Lights Distributors LLC and Gemini Fund Services LLC will be hosting an upcoming webinar with the objective of educating all clients on the SEC and FINRA requirements of a shareholder letter.

Comment 4:

The Fund is permitted to use performance information of the predecessor hedge fund if it uses a substantially similar investment strategy as the hedge fund.  The MDFP that accompanied the semi-annual report for the period ended 9/30/11 suggests that the Fund has encountered difficulties investing in the same manner as was previously employed by the hedge fund.   Please confirm that the Fund has a substantially similar strategy as the predecessor hedge such that the Fund is permitted to use the predecessor hedge fund’s performance information.

Response:	The adviser has confirmed to the Registrant that the Fund has a substantially similar strategy as the predecessor hedge fund.
Comment 5:

Based on a review of the September 30, 2012 investments, the Fund appears to be operating as a diversified fund when the prospectus states that the Fund is non-diversified.  Please confirm that the Fund is in compliance with Section 13a-1 of the Investment Company Act of 1940 if the Fund has operated in a diversified manner for more than 3 years.

Response:

The Fund converted from a partnership on May 6, 2011 and will have its 3 year anniversary on May 6, 2014.  Gemini Fund Services, LLC has implemented procedures to monitor compliance with respect to this rule for those funds registered as non-diversified.

Comment 6:	On the Financial Highlights, the “Ratio of Expenses to Average Net Assets (excluding dividend and interest expense)” should only be reported net of reimbursement.
Response:	All future N-CSR filings will exclude such disclosure calculated on a gross basis (ie, before reimbursement).
Comment 7:

It appears that the 12/31 performance figures were revised on the 497 filing occurring on August 24, 2012.  Please explain why and if it was as a result of a control issue, please describe what changes were made.

Response:	Certain monthly total return figures for the predecessor limited liability company were revised to be gross of performance fees.
Comment 8:	On the Statement of Assets and Liabilities, please explain the payable to other affiliates and whether it includes any amounts payable to the Advisor.
Response:

The payable to other affiliates relates to service fees payable to Gemini Fund Services, LLC in its capacity as fund accounting agent, administrator and transfer agent.  Gemini Fund Services, LLC provides a Principal Executive Officer and a Principal Financial Officer to the Fund.

Comment 9:	The Fund appears to be missing appropriate FAS 161 disclosure in its shareholder reports.
Response:

As the Fund is subject to only one form of risk exposure from investments in option transactions, it has elected to disclose the amounts of realized gain subject to equity price risk in the section of the footnotes entitled “Option Transactions” under Footnote 2- Summary of Significant Accounting Policies.

The Registrant acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*          *          *

Please contact me at (631) 470-2619 if you should require any further information.

Sincerely,

/s/ James Ash

Secretary

Northern Lights Fund Trust